

02006674

SECU[illegible] [illegible]MMISSION
Washington, D.C. 20549


RECEIVED
FEB 28 2002
PROCESSING
WASH. D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED RESOURCES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5865 ALLENTOWN ROAD
(No. and Street)

CAMP SPRINGS (City) MARYLAND (State) 20746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN BRENNAN (301) 423-5556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS, SITA & COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

7833 WALKER DRIVE, SUITE 520 (Address) GREENBELT (City) MD (State) 20770 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VF 3-18-02

OATH OR AFFIRMATION

I, JOHN M. BRENNAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVERSIFIED RESOURCES CORPORATION, as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title



Notary Public

KAREN E. RUCCI
Notary Public, State of Maryland
County of Charles
My Commission Expires February 13, 2002

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

DIVERSIFIED RESOURCES CORPORATION

DECEMBER 31, 2001

CONTENTS

Davis, Sita & Company, P.A.
Certified Public Accountants • Management Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Diversified Resources Corporation
Waldorf, MD

We have audited the accompanying statement of financial condition of Diversified Resources Corporation under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Resources Corporation as of December 31, 2001, and the results of its operations, changes in its stockholders' equity and cash flows for the year ended December 31, 2001, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is information required by 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Sita & Company, P.A.
Certified Public Accountants

February 15, 2002

7833 Walker Drive • Suite 520 • Greenbelt, Maryland 20770 • (301)220-1152 • fax(301)220-3814 • web:www.dsc-cpa.com

EXHIBIT "A"

DIVERSIFIED RESOURCES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current Assets:

Cash	$ 7,144

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity:

Common stock, $1.00 stated value, 1,000 shares authorized, issued and outstanding	$ 1,000
Additional paid-in capital	35,453
Retained earnings (Deficit)	(29,309)
Total Liabilities and Stockholders' Equity	$ 7,144

See Notes to Financial Statements

EXHIBIT "B"

DIVERSIFIED RESOURCES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue:		$ -
Expenses:		
Insurance	$ 362	
Dues and licenses	1,224	
Total expenses		1,586
Net loss		$(1,586)

See Notes to Financial Statements

EXHIBIT "C"

DIVERSIFIED RESOURCES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2000	$ 1,000	$ 33,473	$(27,723)	$ 6,750
Capital contribution	-	1,980	-	1,980
Net loss	-	-	(1,586)	(1,586)
Balance, December 31, 2001	$ 1,000	$ 35,453	$(29,309)	$ 7,144

See Notes to Financial Statements

EXHIBIT "D"

DIVERSIFIED RESOURCES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net loss - Exhibit "B"	$(1,586)
Adjustment to reconcile net loss for the period to net cash provided by operating activities:	
Decrease in accounts payable	(700)
Net cash used in operating activities	(2,286)
Cash Flows From Financing Activities:	
Capital contribution	1,980
Net decrease in cash	(306)
Cash balance, December 31, 2000	7,450
Cash balance, December 31, 2001	$ 7,144

See Notes to Financial Statements

DIVERSIFIED RESOURCES CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Diversified Resources CORPORATION ("The Company") was incorporated in Maryland in January 1990. The Company provides a general securities brokerage service.

The Company maintains a calendar year for both financial and tax reporting purposes.

NOTE 2 - NET CAPITAL COMPUTATION

In its capacity as a broker-dealer, the Company comes under the rules and regulations of the National Association of Securities and Dealers and the Securities and Exchange Commission. In that regard the Company is required to maintain, at all times, net capital, as defined by the SEC, in the amount of $5,000. At December 31, 2001 the Company's net capital was $7,144, which was in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

DIVERSIFIED RESOURCES CORPORATION

SUPPLEMENTAL INFORMATION
DECEMBER 31, 2001

Computation of Net Capital:

Stockholders' equity	$ 7,144
Minimum capital requirement	5,000
Excess net capital	$ 2,144

Computation of Reserve Requirements:

Not applicable

Information Relative to Possession and Control Requirements Under SEC Rule 15c3-3

The Corporation is exempt from the provisions of SEC Rule 15c3-3 in accordance with paragraph (k)(k)(2)(i). The Corporation does not carry securities accounts for its client.

Reconciliation Pursuant to Rule 17a-5(d)(4):

Net capital per December 31, 2001 FOCUS report	$ 7,144
Net capital per financial statements	7,144
Difference	$ -

Davis, Sita & Company, P.A.
Certified Public Accountants • Management Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Diversified Resources Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Diversified Resources CORPORATION (the Company), for the year ended December 31, 2001 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(1) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and

7833 Walker Drive • Suite 520 • Greenbelt, Maryland 20770 • (301)220-1152 • *fax*(301)220-3814 • *web*:www.dsc-cpa.com

procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute or Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

Board of Directors
Diversified Resources Corporation

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Davis, Sita & Company, P.A.
Certified Public Accountants

February 15, 2002